# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genpact LTD, CIK 0001398659
CUSIP: G3922B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: CANON'S COURT, 22 VICTORIA STREET, HAMILTON, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000764532

## Reporting persons
- FIDUCIARY MANAGEMENT INC /WI/: type of reporting person: investment adviser (IA); citizenship or place of organization: Wisconsin (WI); sole voting power 8,310,976; shared voting power 0; sole dispositive power 8,737,813; shared dispositive power 0; aggregate amount beneficially owned 8,737,813 (5% of the class)

## Item 1. Issuer
Name of issuer: Genpact LTD
Address of issuer's principal executive offices: CANON'S COURT, 22 VICTORIA STREET, HAMILTON, BERMUDA, HM 12

## Item 2. Person Filing
Name of person filing: Fiduciary Management, Inc.
Address of principal business office or, if none, residence:
790 N. Water Street
Suite 2100
Milwaukee, WI 53202
United States
Citizenship: Wisconsin

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FIDUCIARY MANAGEMENT INC /WI/: Jessica Taske, Vice President (02/20/2025)